FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2019

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura to Participate in Nomura Research Institute Share Buyback

2.	Nomura Approves Share Buyback Program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 18, 2019	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

Nomura to Participate in Nomura Research Institute Share Buyback

Tokyo, June 18, 2019—Nomura Holdings, Inc. (NHI) today announced that it will tender 101,910,7001 of the ordinary shares it owns in Nomura Research Institute, Ltd. (NRI) through a self-tender offer (Tender Offer). The Tender Offer was approved at a board meeting held by NRI today.

After completion of the transaction, the percentage of shares to total outstanding shares NHI owns in NRI (including 8.96% shares held by Nomura Facilities, Inc., (Nomura Facilities), NHI’s wholly owned subsidiary) will change from 36.59% as of March 31, 2019, to 23.07%. NRI is expected to remain an equity method affiliate of NHI on a consolidated basis.

1.	Overview of NHI’s participation in the Tender Offer

NHI will tender the following NRI shares it owns under the Tender Offer.

Number of shares to be tendered: 101,910,700 ordinary shares (after stock split takes effect)

Tender offer price: 1,570 yen per share (after stock split takes effect)

2.	Reason for tendering shares

NHI had been considering the optimal capital relationship with NRI, and discussed the possibility of NHI selling a portion of the shares it owns in NRI. NRI proposed the Tender Offer to NHI and after considering NRI’s proposal NHI decided to tender its shares under the Tender Offer.

NHI plans to use the funds raised from the sale of NRI’s ordinary shares under the Tender Offer to enhance its corporate value through shareholder returns and investments to further grow its business.

3.	Overview of NRI

Name:	Nomura Research Institute, Ltd.
Address:	1-9-2 Otemachi, Chiyoda-ku, Tokyo
Representative:	Shingo Konomoto, President and CEO
Business:	Consulting, financial IT solutions, industrial IT solutions, IT platform services
Capital:	19,338 million yen (as of March 31, 2019)
Established:	April 1, 1965
Number of employees:	12,578 (consolidated; as of March 31, 2019)
Sales:	501,243 million yen (consolidated; as of March 31, 2019)

[1]

NRI issued a news release entitled “Notice of share split and partial change to articles of incorporation in conjunction with share split” on April 25, 2019. As announced in the news release, effective July 1, 2019, NRI will implement a 3-for-1 stock split for all ordinary shares of record as of June 30, 2019. In accordance with this, the number of shares included here represents the number of shares after the stock split takes effect.

4.	NHI shareholding before and after participation in the Tender Offer

(1) Shares owned before Tender Offer (after stock split takes effect)	275,832,810 shares (including 67,518,000 shares held by Nomura Facilities) (Percentage of total outstanding shares: 36.59%)
(2) Number of shares to be tendered (after stock split takes effect)	101,910,700 shares (Percentage of total outstanding shares: 13.52%)
(3) Number of shares held after Tender Offer (after stock split takes effect)	173,922,110 shares (including 67,518,000 shares held by Nomura Facilities) (Percentage of total outstanding shares: 23.07%)

Note: The number of shares held after the Tender Offer represents the number of NRI’s ordinary shares (after stock split takes effect) to be held after all the shares tendered by NHI are sold and the Tender Offer is completed. Since the maximum number of shares to be purchased by NRI under the Tender Offer is set at 101,910,700 shares (after stock split takes effect), depending on the participation of other NRI shareholders, there is a possibility that all the 101,910,700 shares (after stock split takes effect) tendered by NHI will be not sold.

5.	Overview of the Tender Offer

Date of board resolution	June 18, 2019
Notice of commencement of tender offer	July 1, 2019
Period of tender offer	July 1, 2019 – July 29, 2019
Announcement of tender offer results	July 30, 2019
Settlement date	August 21, 2019

6.	Financial Impact

NHI will announce the impact of the transaction on its consolidated financial results as soon as it has been determined.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

Nomura Approves Share Buyback Program

Tokyo, June 18, 2019—Nomura Holdings, Inc. today announced that its Board of Directors approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

The share buyback program will run from June 19, 2019, to March 31, 2020 (excluding the ten business days following the announcement of quarterly financial results), and have an upper limit of 300 million shares of Nomura Holdings common stock, or 8.6 percent of outstanding shares. The upper limit of the aggregate amount of the repurchase price will be 150 billion yen, and the shares will be purchased on the stock exchange via a trust bank.

The details of the trust agreement, including the timing to start the buyback, will be decided separately by a Representative Executive Officer or the CFO.

Nomura plans to acquire treasury stock to raise capital efficiency and ensure a flexible capital management policy.

As of March 31, 2019, Nomura Holdings had 3,493,562,601 outstanding shares including 182,761,802 shares as treasury stock.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com